Liquidation Plan
                          Exhibit 10.1

      American Capitol and Texas Imperial ("Assuming Insurer")

              Policy and Claim Administration Standards

In accordance with Section 10.1 of the Liquidation Plan, Assuming Insurer shall, within 120 days after closing, become and remain in compliance with Texas Insurance Code, article 21.55. The provisions of this Exhibit 10.1 shall remain in full force and effect through the Plan Termination Date. The following details specific requirements for claims processing time and accuracy standards, which standards shall begin in effect 120 days after Closing.

1. Processing Time Standards

     1.1  Individual Benefit Claims

       Ninety-five percent (95%) of all of the individual benefit claims filed with the Assuming Insurer will be acknowledged within fifteen (15) days of the date the claim is filed or deemed to be filed, and will be adjudicated, or a further request for information will be sent, within sixty (60) days of the date the claim is filed or deemed to be filed.

     1.2  Continued Periodic Benefits
          Ninety-five percent (95%) of all continued periodic benefits, e.g. continuing disability payments under policies administered by Assuming Insurer, will be processed and paid or rejected within thirty (30) days of the receipt of the necessary proof of continued coverage.

2. Processing Accuracy Standards

     2.1  Claim Processing Accuracy
          Assuming Insurer agrees to maintain a monthly claim accuracy rate of no less than ninety-two percent (92%) as determined by either selected or random audits to be performed by NOLHGA at the discretion of NOLHGA.

          An error is any determination made by Assuming Insurer resulting in any incorrect payment or denial of policy benefits, as indicated by the policy, unless the error is the result of inaccurate or incomplete information provided to Assuming Insurer by NOLHGA. The accuracy rate percentage is calculated by dividing the number of correct claims reviewed by the total number of claims in the review sample. The review sample will be no less than ten percent (10%) of the number of claims processed during the review period.

     2.2  Financial Accuracy
          Assuming Insurer agrees to maintain monthly financial accuracy of ninety-five percent (95%) as determined by either selected or random audits performed by NOLHGA at the discretion of NOLHGA.

          Financial accuracy is calculated as the sum of the absolute value of the total detected overpayments and underpayments divided by total correct benefits payable in the review sample, unless the overpayment or underpayment is the result of inaccurate or incomplete information furnished Assuming Insurer by NOLHGA. This figure is subtracted from one hundred percent (100%) to obtain the accuracy ratio. The review sample will be no less than ten percent (10%) of the number of claims processed during the review period.

3. Penalties

     In addition to any other remedies, the following penalties shall apply.

     3.1  Fifteen percent (15%) penalties
          A penalty of fifteen percent (15%) of the Maintenance Expense Allowance as set forth in Exhibit IV.B of the Assumption Agreements shall be levied for either financial accuracy below ninety-five percent (95%) and at or above ninety-two percent (92%) or for claim processing accuracy below ninety-two percent (92%) and at or above eighty-eight percent (88%).

     3.2  Twenty percent (20%) penalties
          A penalty of twenty percent (20%) of the Maintenance Expense Allowance as set forth in Exhibit IV.B. of the Assumption Agreements shall be levied for either financial accuracy below ninety-two percent (92%) or for claim processing accuracy below eighty-eight percent (88%).

     3.3  Penalty Payments
          No more frequently than once each quarter, any and all penalties will be assessed by NOLHGA. Payments shall be made directly by Assuming Insurer to NOLHGA and then allocated by NOLHGA among the Participating Guaranty Associations on a pro rata basis.


4. Other Items and Definitions

All terms used herein shall have the same definitions and meanings as specified in the Liquidation Plan and the Texas
Insurance Code, article 21.55.


     4.1  Exemption from Compliance
          In the event the Assuming Insurer determines that, for any reason over which it has no control, the above standards cannot reasonably be met, Assuming Insurer shall, within thirty (30) days of the date of such determination, report such determination to NOLHGA. This report shall include a description of the reasons for the inability to meet the performance standard and a description of the action taken or to be taken by Assuming Insurer to resolve the problem.

     4.2  Claim Defined
          A claim is any policy benefit for which Assuming
          Insurer is obligated by statute to provide.

     4.3  Claim Deemed Filed
          A claim is deemed to be filed upon receipt by Assuming Insurer of information that reasonably notifies Assuming Insurer of the existence of a claim. A formal AProof of Claim@ is not required. The receipt of the policy files from a Receiver will constitute the filing of a claim for continuation of coverage, but not for specific claims.

     4.4  Complaint Log
          Assuming Insurer shall maintain a complaint log in a form approved by NOLHGA which includes the name of claimant, name of insured, date and nature of complaint, action taken, and date of resolution. A copy of the log shall be submitted to NOLHGA on or before the tenth (10th) day of each month.

     4.5  Filing Date for Claims
          The date on which Assuming Insurer is deemed to have received the claim will be the date an individual claim is received.

     4.6  Reporting
          Assuming Insurer will deliver to NOLHGA a written report, based on the Assuming Insurer's internal quality control review identifying the claims processing accuracy on a quarterly basis. Upon NOLHGA's request, the Assuming Insurer will provide NOLHGA with access to additional documents, data and information related to the claims processing calculations.